[GRAPHIC OMITED]

                                  HYPERDYNAMICS


                           Westwood Technology Center
                            9700 Bissonet, Suite 1700
                             Houston, Texas   77036
                      Ph. 713-353-9400     Fax 713-353-9421
                  email: kent@hypd.com    website: www.hypd.com


April 18, 2005
Ms. Linda van Doorn
Mr. Matthew Dowling
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, DC 20549

Re:   Comment letter dated March 28, 2005
Via:  Edgar filing

Dear Ms. Van Doorn and Mr. Dowling;

We have received your additional comments on our form 10-KSB for the year ended June 30, 2004 and Form 10-QSB for the quarters ended December 31, 2004 and 2003. Here are our responses:

Form 10-KSB for the year ended June 30, 2004
--------------------------------------------

Financial Statements and Notes
------------------------------

1) Yes, we intend to provide the disclosures addressed in the referenced comments in our future filings.

Note 2 - Acquisition of HYD Resources Corporation, page F-11
------------------------------------------------------------

2) We will disclose this information in future filings.

Form 10-QSB for the period ended December 31, 2004
--------------------------------------------------

Item 2.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------

Liquidity and Capital Resources, page 10
----------------------------------------

3) It is correct that the lease ("Magee-Smith #3") that Trendsetter acquired on September 8, 2004 is not the lease ("W. Norris") that was discussed in our MD &
A. On September 8, 2004, Trendsetter acquired a working interest in Magee-Smith #3 from an independent third party, who also was an HYD Resources customer.
This lease has a producing oil well on it. The terms of the conveyance were that Trendsetter would acquire all of the working interest in the lease and in


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                                 [GRAPHIC OMITED]

                                  HYPERDYNAMICS


                           Westwood Technology Center
                            9700 Bissonet, Suite 1700
                             Houston, Texas   77036
                      Ph. 713-353-9400     Fax 713-353-9421
                  email: kent@hypd.com    website: www.hypd.com


exchange for an overriding royalty interest in favor of the prior working interest owner. We did not determine the precise fair value of the lease as of September 15, 2004.

We consider the acquisition of Trendsetter Production Company to involve entities under common control and as such we do not consider recognition of a gain as detailed by FAS 141 paragraphs 44-45 to be appropriate. Prior to its acquisition by HYD Resources, Trendsetter was owned by the original owners of HYD Resources, Sam Spears and Steve Ahlberg. At the time the working interest in Magee-Smith #3 was transferred, Sam Spears was acting in his capacity as President of HYD Resources, and he obligated HYD Resources to incur the cost of operating the well, but he prepared the conveyance in the name of another company he and Steve Ahlberg owned, Trendsetter Production Company. For all intensive purposes, Trendsetter should have been included in the acquisition of HYD Resources, albeit we did not formally exchange Sam and Steve's shares of Trendsetter Production Company until September 2005. We feel it would not be appropriate to recognize a gain on the acquisition of Trendsetter Production Company because of the control relationship that existed between HYD Resources and Trendsetter Production Company prior to the conveyance of the Magee-Smith #3 lease.

4) I realize that in your prior letter comment 9 that you construed our MD & A to state that we would realize a $2,000,000 gain. I have reviewed the 10QSB and I believe that we did not specify the amount of the gain on the sale of the working interest. When we stated we would net proceeds of approximately $2,000,000, we meant cash proceeds. The amount of net proceeds on sale of 49% working interest in the W. Norris Lease is estimated as follows: if we sold all 49 units at $55,000 per unit, gross proceeds would be 2,695,000. We are committed to pay selling costs of 20% of our gross proceeds. If all of the units were sold, we would incur selling costs of $539,000, resulting in net proceeds of $2,156,000. We have not completed all of the work contracted in the agreement with our investors, so our gain on sale of this asset would be deferred until we have completed the work and cannot be determined until that time. We are currently in the process of selling the 49 units: we have a contract with a purchaser to purchase 20 units ($1,100,000) and that investor has paid for 9 units ($495,000) to date. We continue actively market the additional 29 units ($1,595,000). We will update this disclosure in our filing on Form 10-QSB for the period ended March 31, 2005.

We are happy to cooperate in this matter. Please contact me should you have any further questions, comments, or concerns.

Sincerely,
HYPERDYNAMICS CORPORATION



Kent P. Watts
President & CEO


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